[INERGY, L.P. LETTERHEAD]

August 25, 2005

Via Facsimile - (202) 772-9204

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Scott Anderegg

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3/A (File No. 333-124098) of Inergy, L.P. (the ”Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Friday, August 26, 2005 at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the filing is the responsibility of the Registrant. The Registrant further acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call David P. Oelman of Vinson & Elkins L.L.P., counsel to the Registrant, at (713) 758-3708 with any questions regarding this matter.

Very truly yours,

INERGY, L.P.
By:	Inergy GP, LLC,
its general partner

By:	/s/ Laura L. Ozenberger

Laura L. Ozenberger
Vice President, General Counsel and Secretary